SEC File No.0-18267

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /FORM N-SAR

For Period Ended: December 31, 1996
 / / Transition Report on Form 10-K
/ / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR

  For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                      Noise Cancellation Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

                        1025 West Nursery Road, Suite 120
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Address of Principal Executive Office (Street and Number)

                            Linthicum, Maryland 21090
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/           (b) The subject annual report, semi-annual report,
                transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The  accountant's  statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

            Stephen J. Fogarty      (410)            636-8700
                  (Name)         (Area Code)    (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes / / No
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(3)Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A
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                      Noise Cancellation Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 1997                By  /s/ Stephen J. Fogarty
                                        Stephen J. Fogarty,
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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                                                                       Exhibit A

Noise Cancellation Technologies, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

The registrant concluded a cross license agreement on March 28,1997 which will have a material effect on the financial condition of the registrant. The transaction will provide the registrant with additional liquidity. Management's Discussion and Analysis of Financial Condition to be contained in registrant's Form 10K is impacted by the outcome of these negotiations. Because of the nature of this transaction, and its impact on the liquidity of the registrant, the registrant believes that this transaction and its impact on the registrant must be disclosed in its Form 10K. For this reason, the registrant is unable to file Form 10K on March 31, 1997.

Part IV(3)

The registrant expects to report in the Form 10K to which this notification relates that its total revenues for the twelve months ended December 31, 1996, including technology licensing fees, product sales and engineering and development services was $3.2 million, a decrease of 7.3 million or 70% over the last year. The registrant expects to report a net loss of $10.8 million for 1996, compared to a net loss of $4.1 million for 1995. In 1996, $0.7 million revenue is related to the fourth quarter compared to $4.0 million total revenue for the fourth quarter of 1995, a decrease of $3.3 million. Of the 1996 loss, $3.3 million net loss related to the fourth quarter, compared to $0.7 million net income related to the fourth quarter of 1995.